UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2019

Automation Finance Reperformance Fund IV LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10947

Delaware	83-1210754
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

228 Park Avenue South #67157 New York, NY 10003	(844) 736-6027
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on July 13, 2018, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on July 19, 2019 (a subsequent amendment of the Company’s Offering State was qualified on September 26, 2019). As of June 30, 2019, the Company had not acquired any mortgage loans or otherwise conducted any business.

Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real estate and real estate related investments.

Liquidity & Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering. As of June 30, 2019, the Company had not raised any capital.

The Company expects to deploy most of the capital raised in the Offering by purchasing loans, as described in the “Use of Proceeds” section of our Offering Circular.

The Company does not currently have any unfunded capital commitments. Should we need more capital for any reason, we intend to either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments, or events reasonably likely to have a material effect on the Company’s revenues, income from operations, profitability, liquidity, or capital resources, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 2

Other Information

None.

1

Item 3

Financial Statements

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

A Delaware Limited Liability Company

Financial Statements

2

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

TABLE OF CONTENTS

FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND FOR THE PERIOD FROM JULY 13, 2018 (INCEPTION) TO JUNE 30, 2019

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

BALANCE SHEET

As of June 30, 2019

TOTAL ASSETS	$-

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts payable	$-
Due to related party	36,271.77
Total Current Liabilities	36,271.77

Total Liabilities	36,271.77

Member’s Equity (Deficit):	(36,271.77)
TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$-

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

STATEMENT OF OPERATIONS

As of June 30, 2019

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY (DEFICIT)

As of June 30, 2019

Member’s Equity (Deficit)
Balance at July 13, 2018	$34,046.00
Net Loss
Balance at December 31, 2018	$34,046.00
Net Loss
Balance at June 30, 2019	$36,271.77

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

STATEMENT OF CASHFLOWS

As of June 30, 2019

Cash Flows From Operating Activities
Net Loss	$(36,271.77)
Adjustments to reconcile net loss to net cash used in operating activities:	$-
Changes in operating assets and liabilities:
Increase in deferred offering costs
Increase in accounts payable
Net Cash Used in Operating Activities	(36,271.77)

Cash Flows From Financing Activities
Proceeds from related party	36,271.77
Net Cash Provided By Financing Activities	36,271.77

Net Change In Cash	$-

Cash at Beginning of Period	$-
Cash at End of Period	$-

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

NOTE 1: NATURE OF OPERATIONS

Automation Finance Reperformance Fund IV LLC (the “Company”) is a limited liability company organized July 13, 2018 under the laws of Delaware. The Company was formed to invest in (buy) primarily non- performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single- family residential property) and delinquent in payment, and work with homeowners to resolve the non- performing loans in a socially conscious manner. The Company was originally organized under the name ‘AF 2018 NPL A, LLC’; the name of the Company was formally changed on March 27, 2019 to AF 2019 NPL A , LLC upon the filing of a Certificate of Amendment with the Delaware Secretary of State, Division of Corporations. The name of the Company was again changed on August 14, 2019 upon the filing of a Certificate of Amendment with the Delaware Secretary of State, Division of Corporations, to its current name, Automation Finance Reperformance Fund IV LLC. No other matters bearing on Company organization or governance have changed since inception.

The Company is managed by Automation Holdings, LLC (the “Managing Member”), a Nevada limited liability company as of July 13, 2018. Automation Capital Management, LLC (a related party) has exclusive control over all aspects of the Company’s business in its role as Investment Manager.

As of June 30, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019, the Company has not established a deposit account with a financial institution. All of its expenditures have been paid directly by a related party.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their value.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

No revenue has been earned or recognized as of June 30, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2019 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to member’s equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $36,271.77 are capitalized to the balance sheet as of June 30, 2019.

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive.

As no potentially dilutive items exist and no membership units are outstanding as of June 30, 2019, the Company has not presented basic net loss per unit or diluted net loss per unit.

NOTE 4: MEMBER’S EQUITY

On October 16, 2018, the Company defined the limited liability interests in the Company in the LLC Agreement. Such interests are denominated into 6,000,000 “Stocks”, consisting of 1,000,000 “Common Stocks” and 5,000,000 “Preferred Stocks”. The Managing Member of the Company, Automation Holdings, LLC, owned all of the limited liability company Common Stocks of the Company as of October 16, 2018.

The Managing Member of the Company is authorized to further divide the stocks into one or more series and must document the number of shares, and the rights and preferences of such series in formal Authorizing Resolutions. An Authorizing Resolution providing for issuance of any series of stocks may provide that such series shall be superior or rank equally or be junior to the stocks of any other series except to the extent prohibited by the terms of the Authorizing Resolution establishing another series of stock. As Managing Member of the Company, Automation Holdings, LLC has full and complete authority, power and discretion to manage and control the business and affairs of the Company (except for those matters specifically designated to the Investment Manager) and to make all decisions regarding such matters. Preferred Stockholders do not have voting rights; however, voting rights may be conferred upon all or any series of stock by the Managing Member of the Company in an amended Authorizing Resolution.

On October 16, 2018, the Managing Member authorized the Company to issue 5,000,000 Preferred Stocks designated as “Series A Preferred Stock,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in a formal Authorizing Resolution. As of the date of any distribution, owners of Series A Preferred Stock (“Series A Members”), are entitled to receive a Series A Preferred Return equal to a compounded return of 10% with respect to its unreturned investment since the date of such Series A Member’s capital contribution. Series A Members have priority in distribution relative to owners of Common Stock (“Common Stockholders”), wherein a Series A Member will first receive the Series A Preferred Return and next its unreturned investment prior to any remaining balance being distributed to Common Stockholders.

The Managing Member may at any time increase or decrease the authorized and/or outstanding number of Stock of any class, including Common Stock, provided that any increase or decrease in the number of Stock outstanding shall be made pro rata with respect to all Members owning the outstanding Stock of such class.

AUTOMATION FINANCE REPERFORMANCE FUND IV LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019

The member’s capital balance was zero as of June 30, 2019. Member’s equity as of June 30, 2019 consisted entirely of the accumulated deficit of $36,271.77 resulting from the net loss from 2018-2019 operations.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Expenses from inception to June 30, 2019 were paid by the Managing Member of the Company, Automation Holdings, LLC (a related party), on the Company’s behalf. Per the LLC Agreement, the Company will reimburse the Managing Member and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. As of June 30, 2019, $36,271.77 remained due to the related party Managing Member of the Company.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on July 13, 2018.*

Exhibit 1A-2B	Operating Agreement – Limited Liability Company Agreement.*

Exhibit 1A-2C	Authorizing Resolution – Resolution adopted on June 21, 2019.*

Exhibit 1A-2D	Certificate of Name Change filed with the Delaware Secretary of State on March 27, 2019.*

Exhibit 1A-4	Form of Investment Agreement.*

Exhibit 1A-6A	Investment Management Agreement – The agreement captioned “Investment Advisory and Management Services Agreement” between the Company and Automation Capital Management LLC, dated June 21, 2019.*

Exhibit 1A-6B	Servicing Agreement with Land Home. NOTE: A confidentiality request has been made for this Exhibit pursuant to SEC Rule 406.*

Exhibit 1A-15.1	Operating Results of Prior Programs.*

*All Exhibits are incorporated by reference to those previously filed.

3

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: October 22, 2019

Automation Finance Reperformance Fund IV LLC

By:	Automation Holdings, LLC
As Managing Member

By:	/s/ Paul Birkett
Paul Birkett, Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Birkett
Paul Birkett
Managing Member of Automation Holdings LLC
October 22, 2019

4